Michael C. Keefe
Executive Vice President, General Counsel
and Corporate Secretary
424 West 33rd Street, Suite 650
New York, NY 10001
Direct: 212-356-4028
Fax: 212-564-6546
Mobile: 347-563-0060
Email: mkeefe@ifl.tv
www.ifl.tv

December 18, 2007
Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

RE:	International Fight League, Inc. (the “Company”) Form 10-K for the year ended December 31, 2006 File No. 0-21134
Dear Ms. Cvrkel:
          We have received the Staff’s letter dated December 14, 2007. The Company agrees with the Staff’s comments and will include in the MD&A in future periodic filings and in the Company’s registration statement on Form S-1 the disclosures recommended in item 1 of your December 14, 2007 letter. The Company will also make appropriate disclosures in the risk factors of its Form S-1 registration statement as requested by item 2 in your December 14, 2007 letter.
          Please note the Gareb Shamus is no longer with the Company, and any future correspondence should be addressed to the undersigned.
          The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings. The Company understands that any Staff comments, or changes to disclosures in response to Staff comments, as a result of filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          I can be reached at (212) 356-4028 should you or the Staff have any comments or questions regarding the Company’s response above.

Sincerely,
/s/ Michael C. Keefe
Michael C. Keefe
Executive Vice President, General Counsel and Corporate Secretary